SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017 (Report No. 3)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 NICE inContact Launches its CXone Ecosystem Program for Technology Partners and IT Developers, Dated August 02, 2017.

99.2 NICE to Demonstrate NICE Inform Elite Incident Intelligence Dashboards at APCO 2017, Dated August 09, 2017.

99.3 NICE Recognizes 2017 PSAPs’ Finest Award Recipients at APCO 2017, Dated August 15, 2017.

99.4 NICE Introduces Compliance Center – A Dedicated Solution for Compliance Assurance and Management, Dated August 21, 2017.

99.5 Blue Cross of Idaho Improves Customer and Employee Experience with NICE Solutions, Dated August 30, 2017.

99.6 Vidyo Joins NICE inContact DEVone Developer Program to Provide Real-Time Video Customer Interactions for NICE inContact CXone, Dated August 31, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

By:	/s/ Yechiam Cohen
Name:	Yechiam Cohen
Title:	Corp. VP, General Counsel

Dated:	September 4, 2017

EXHIBIT INDEX

CONTENTS

99.1 NICE inContact Launches its CXone Ecosystem Program for Technology Partners and IT Developers, Dated August 02, 2017.

99.2 NICE to Demonstrate NICE Inform Elite Incident Intelligence Dashboards at APCO 2017, Dated August 09, 2017.

99.3 NICE Recognizes 2017 PSAPs’ Finest Award Recipients at APCO 2017, Dated August 15, 2017.

99.4 NICE Introduces Compliance Center – A Dedicated Solution for Compliance Assurance and Management, Dated August 21, 2017.

99.5 Blue Cross of Idaho Improves Customer and Employee Experience with NICE Solutions, Dated August 30, 2017.

99.6 Vidyo Joins NICE inContact DEVone Developer Program to Provide Real-Time Video Customer Interactions for NICE inContact CXone, Dated August 31, 2017.